UNITED STATES OF AMERICA BEFORE THE
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
In the Matter of Bimini Capital Management, Inc.
File No. 812-
APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940
Written or oral communications regarding this application should be addressed to:
Robert E. Cauley
Bimini Capital Management, Inc.
3305 Flamingo Drive
Vero Beach, Florida 32963
(772) 231-1400
and
Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202

This Application (including Exhibits) Consists of 24 pages

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF Bimini	) APPLICATION FOR AN ORDER OF
Capital Management, Inc.	) EXEMPTION PURSUANT TO
) SECTION 6(c) OF THE INVESTMENT
3305 Flamingo Dr.	) COMPANY ACT OF 1940.
Vero Beach, FL 32963)
File No. 812-)
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I. SUMMARY OF RELIEF REQUESTED
Bimini Capital Management, Inc., a Maryland corporation (the “Company”, or “Applicant” and, together with its subsidiaries, “Bimini”), hereby requests that the Commission grant Applicant exemptive relief pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) in accordance with the conditions described below. As described more fully below, the sole purpose of the relief order would be to permit Bimini to acquire and own shares of Orchid Island Capital, Inc., a New York Stock Exchange listed company (“Orchid”) (NYSE: ORC).  Orchid is a real estate investment trust (“REIT”) that is externally managed by Bimini.  Orchid and Bimini are under common control and may be deemed to be “affiliated persons” for purposes of Section 2(a)(3) of the Act.
Applicant was formed in 2003 to manage and own a portfolio of residential mortgage-backed securities (“RMBS”).  Applicant completed its initial public offering in 2004, and until November 2007, its common stock was listed on the New York Stock Exchange.  Applicant operated as a REIT for federal income tax purposes from 2004 through 2014.  Applicant’s RMBS portfolio is held by its wholly-owned subsidiary, Royal Palm Capital, LLC (together with its subsidiaries, “Royal Palm”).
In November 2005, Bimini acquired Opteum Financial Services, LLC (“Opteum”), a residential mortgage loan origination business.  Bimini continued to own and manage its portfolio of RMBS assets.  The mortgage loan origination business ceased operations in 2007 after incurring substantial losses in connection with the recession and housing market collapse of 2007.
The impact on Bimini of such losses included, but are not limited to the following:
•	Created net operating losses for federal and state tax purposes of nearly $300 million (“NOLs”);
•	Contributed to a significant decline in Bimini’s stockholders’ equity from approximately $252 million as of December 31, 2005, to a deficit of approximately $31 million as of December 31, 2008; and
•	Led to termination of the Applicant’s NYSE listing. Applicant’s common stock now trades in the over-the-counter market (OTCQB: BMNM).

Since 2007, Bimini has focused on restoring its capital base and building back its RMBS portfolio.  Bimini’s ability to restore its capital base by issuing new shares is restricted by Section 382 of the Internal Revenue Code of 1986 (the “Code”), which limits the use of NOLs following certain material ownership changes.  Management believes there is significant value to protecting the NOLs and applying them to reduce taxable income in future periods.  As a result, Bimini does not intend to raise significant capital by issuing securities during the utilization period of the NOLs, which ends in 2029 (“Utilization Period”).  Until then, Bimini’s ability to grow its capital base will depend on its ability to generate and retain earnings.
Given the restrictions imposed by Section 382 of the Code, in 2010 Bimini formed and invested initial capital in Orchid.  Orchid was formed to establish and own a portfolio of RMBS assets.  Orchid completed its initial public offering in March 2013.  Orchid is externally managed and advised by a wholly-owned subsidiary of the Applicant, Bimini Advisors, LLC (“Bimini Advisors”).  Bimini Advisors is an investment adviser registered with the Securities and Exchange Commission (“SEC”), and it receives management fees and expense reimbursements from Orchid.  Bimini Advisors also manages the Royal Palm RMBS portfolio.  The investment objectives and investment strategies of Orchid and Royal Palm are substantially similar, and simultaneously managed by the same Bimini Advisors personnel.
Subsequent to Opteum ceasing all loan origination operations its name was changed to Royal Palm Capital, LLC.  Bimini continued to operate as a REIT, albeit a much smaller one. In January 2015, Bimini ceased operating as a REIT and transferred its agency RMBS portfolio to Royal Palm.  The transfer was completed by the end of 2015 and Bimini has no remaining RMBS assets.
Bimini now operates in two business segments: the investment advisory segment, which consists of the activities conducted by Bimini Advisors, and the investment portfolio segment, which consists of the RMBS portfolio owned by Royal Palm.  Total assets in the Orchid and Royal Palm RMBS portfolios as of December 31, 2021 were approximately $6.51 billion and $60.8 million, respectively. Due to the size of Orchid relative to Royal Palm, the larger of Bimini’s two business segments by revenue is the investment advisory segment.
  Bimini’s current business model, while viable and capable of generating taxable earnings, exposes the Company to substantial risk given the magnitude of the leverage the business model relies upon.  This risk is magnified given the small size of the Company’s equity capital, especially its tangible equity. The severe market disruption caused by the onset of the COVID-19 pandemic in March 2020 resulted in falling asset prices in the Royal Palm portfolio, increased margin calls from repurchase agreement lenders, the sale of assets at levels below their carrying values, and nearly led to the forced liquidation of the Royal Palm portfolio.
Because the interests in Orchid are “securities” within the meaning of the Act, and assuming the further acquisition of Orchid securities by Bimini, Applicant may meet the definition of an investment company under the Act. Applicant has submitted this application for exemptive relief pursuant to Section 6(c) of the Act (the “Application”) in order to conduct its business without being regulated under the Act as an investment company. Exemptive relief is sought in order to allow Royal Palm to liquidate its RMBS investment portfolio and instead concentrate its investment portfolio exclusively in common shares of Orchid.  That would allow Bimini to achieve three important objectives: (i) to mitigate the risks and volatility associated with owning a levered RMBS portfolio; (ii) to provide Bimini and its shareholders with investment exposure to the Orchid RMBS portfolio, which is substantially similar to the portfolio that has been owned by Royal Palm; and (iii) to generate more predictable taxable income that can be offset by the NOLs.  If exemptive relief is granted, Applicant expects that Royal Palm would hold Orchid common shares through the majority of the Utilization Period.  Bimini would not buy or sell equity securities of any other issuers.  Upon expiration of the Utilization Period or the application of all NOLs, Bimini would take steps to liquidate or dispose of the Orchid common shares.
Absent relief this strategy would not be feasible without subjecting Bimini to regulation as an investment company under the Act.

II. BACKGROUND
A.	The Company
1. History and Corporate Structure (Please see Appendix 1 for organizational charts)
A brief compilation of Bimini’s history is set forth below.  It is followed by a more detailed description of Bimini’s history and corporate development.
•	The Company was formed as a Maryland corporation in 2003 to manage and own a portfolio of RMBS.
•	The Company completed its initial public offering in 2004 and shares of its common stock were listed on the New York Stock Exchange.
•	The Company operated as a REIT for federal income tax purposes beginning in 2004.
•	In November 2005, the Company acquired Opteum Financial Services, LLC (“Opteum”), a residential mortgage loan origination business.
•	The Opteum mortgage loan origination business ceased operations in 2007 after incurring substantial losses in connection with the housing market collapse of 2007.
•	Losses in the loan origination business resulted in NOLs at Opteum of nearly $300 million and termination of Bimini’s NYSE listing.
•
In 2010, Bimini took steps to form and initially capitalize Orchid.  Orchid was formed to operate as an externally managed mortgage REIT with investment objectives and investment strategies nearly identical to those of Bimini.

•	In April 2011, Bimini formed Bimini Advisors, Inc. as a registered investment adviser to manage the RMBS portfolios of Orchid and Bimini.
•	In February 2013, Orchid completed its initial public offering. Since then, Orchid common shares have been listed on the NYSE.
•	Opteum has undergone multiple name changes. Since October 2016, its name has been Royal Palm Capital, LLC.
•	In January 2015, the Company ceased to operate as a REIT for federal tax purposes and its RMBS portfolio was transferred to Royal Palm.
•	During the first quarter of 2020, Bimini incurred substantial losses in connection with the COVID-19 pandemic. As a result of those losses:
o	Bimini’s shareholders equity (excluding its deferred tax asset) decreased from $6.7 million at December 31, 2019 to ($8.2) million at March 31, 2020; and
o	Bimini was forced to shrink the RMBS portfolio held by Royal Palm from $217.8 million at December 31, 2019 to $54.4 million at March 30, 2020, a 75% reduction.

Bimini conducts all of its operations in Vero Beach, Florida. Bimini commenced operations in 2003 as a real estate investment trust (“REIT”) investing exclusively in agency RMBS.  In November 2005 Bimini acquired Opteum Financial Services, LLC, a residential mortgage loan originator incorporated in the state of Delaware. While Bimini owned Opteum and consolidated its operations for financial reporting purposes, Opteum and Bimini were separate entities for federal and state income tax reporting purposes. Opteum ceased operations in 2007 after incurring substantial operating losses which nearly consumed all of the combined capital of Opteum and Bimini.  The losses incurred led to substantial net operating losses for federal and state tax purposes at Opteum of nearly $300 million.  While Opteum ceased operations in 2007, the legal entity was maintained while its mortgage originations affairs were wound down, various litigation matters were resolved and most of its assets were disposed of.  Opteum changed its legal name multiple times and now goes by the name Royal Palm Capital, LLC.  While Opteum/Royal Palm’s operations ceased in 2007, the entity was never dissolved and thus the tax NOL’s have been preserved.  Bimini continued to operate as a REIT, albeit a much smaller one. In January 2015, Bimini ceased operating as a REIT and transferred its agency RMBS portfolio to Royal Palm.  The transfer was completed by the end of 2015 and Bimini has no remaining RMBS assets.  The purpose of the transfer of the assets was to use the RMBS portfolio to generate taxable income at Royal Palm in the hope of utilizing its tax NOLs.
In February 2013 Orchid Island Capital, Inc. (“Orchid”), (NYSE: ORC) completed an initial public offering and began operations as a REIT.  The IPO of Orchid was facilitated and financed by Bimini.  Bimini initially capitalized Orchid in August 2010.  From inception in August of 2010 through its IPO in February of 2013, Bimini was Orchid’s sole shareholder.  In anticipation of the IPO of Orchid, Bimini formed Bimini Advisors, Inc. in April 2011.  Bimini Advisors is a SEC registered investment adviser.
Orchid has no employees and is operated by Bimini Advisors, LLC, in accordance with the terms of a management agreement. Bimini is essentially a holding company that has two operating segments, and in each segment the operations are conducted through one of its subsidiaries. Neither Orchid, Royal Palm nor Bimini Advisors have any employees.  Only Bimini has employees, and the parties have entered into agreements where-by Bimini provides employees, officers, directors, and manages the day-to-day operations of each.  There is a management agreement between Orchid and Bimini Advisors, and an overhead reimbursement agreement between Bimini and Bimini Advisors.
Bimini has incurred operating losses itself since the former mortgage company operations ceased.  These losses also led to federal and state tax operating losses, although they are much smaller than those of the former mortgage company currently dba Royal Palm – less than $20 million.  The rationale for seeking exemptive relief from regulation under the Act is not to enable the Applicant to utilize Bimini’s tax losses.  Relief is solely related to utilizing the tax losses of Royal Palm.  Royal Palm’s remaining losses – both state and federal – totaled approximately $248.1 million as of December 31, 2020.  Bimini’s tax losses totaled approximately $19.0 million as of December 31, 2020.  Bimini’s tax losses expire starting in 2030 and through 2039.  Given the desire to concentrate sources of potential taxable income, Bimini contributed its ownership interest in Bimini Advisors to Royal Palm in June of 2019.  Bimini Advisors is now a wholly owned subsidiary of Royal Palm and, as a result, disregarded for federal income tax purposes.  This means any income generated for tax purposes by Bimini Advisors is available to utilize the tax losses of Royal Palm.
Once Royal Palm’s tax losses are fully utilized or expire (over the years 2026 through 2029 – see details below), Bimini will consider alternatives for liquidating or disposing of its investment in the Orchid common shares.  One alternative would involve liquidating the Orchid common shares, applying the proceeds to establish an RMBS portfolio in Royal Palm, and spinning-off Royal Palm to Bimini shareholders.  This strategy could be pursued in connection with a capital raise by Royal Palm, and Royal Palm would likely seek to be taxed as a REIT for federal income tax purposes after the spin-off.  Prior any such transaction, Bimini Advisors would be contributed back to Bimini. Bimini/Bimini Advisors would then solely be an investment adviser (of Royal Palm and Orchid) and seek to utilize its tax losses prior to their expiration.  The utilization of Bimini’s tax losses is not related to, or integral to, the thrust of the strategy currently being pursued – which is to utilize the much larger tax losses of Royal Palm.

2. Business Model
Bimini is a specialty finance company that operates in two business segments: investing in mortgage-backed securities (“RMBS”) in its own portfolio and serving as the external manager of Orchid Island Capital, Inc. which also invests in RMBS.  In both cases, the principal and interest payments of these RMBS are guaranteed by the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation, (“Freddie Mac”) or the Government National Mortgage Association (“Ginnie Mae” and, collectively with Fannie Mae and Freddie Mac, “GSEs”) and are backed primarily by single-family residential mortgage loans. The Applicant refers to these types of RMBS as Agency RMBS. Bimini’s investment strategy focuses on, and the portfolios consist of, two categories of Agency RMBS: (i) traditional pass-through Agency RMBS, such as mortgage pass-through certificates and collateralized mortgage obligations (“CMOs”) issued by the GSEs and (ii) structured Agency RMBS, such as interest only securities (“IOs”), inverse interest only securities (“IIOs”) and principal only securities (“POs”), among other types of structured Agency RMBS. The Company’s operations are classified into two principal reportable segments: the asset management segment and the investment portfolio segment.
Until January 2015 Bimini conducted its business exactly as Orchid does currently.  Since January 2015, and the transfer of the RMBS portfolio to Royal Palm, the RMBS portfolio has continued to be managed exactly as Orchid’s, with the exception that Royal Palm does not seek to qualify as a REIT for federal income tax purposes, nor does it distribute its taxable earnings within the limits prescribed by the Internal Revenue Code of 1986, as amended (the “Code”), as described above and for the reasons stated.  If Royal Palm is spun-off to Bimini shareholders it would likely seek to qualify as a REIT and comply with all applicable provisions of the Code, including with respect to the obligations to distribute taxable income.
Both Bimini/Royal Palm and Orchid have, thus far, not been subject to regulation under the Investment Company Act of 1940 pursuant to provisions thereunder that exempt qualifying REITs from such regulation – namely section 3(c)5(c) of the Act – the 55% whole pool test and the 80%/20% mortgage related asset test.  While Royal Palm, once the RMBS assets were transferred from Bimini in 2015, has not elected to be taxed as a REIT under the Code, it has operated within these parameters as if it were.  It is the Applicant’s intention to continue to operate in this manner going forward if the exemption is not granted. Once the tax losses have been fully utilized or expire and Applicant opted to spin off Royal Palm to the Bimini shareholders, Royal Palm would likely elect REIT status and then operate without being subject to regulation under the Act, through compliance with the provisions of 3(c)5(c), at the direction of its management team that would be put in place at the time.
As described above, Bimini contributed Bimini Advisors to Royal Palm in 2019 in order to concentrate its two primary sources of taxable income within the entity with the largest taxable losses. The two segments of Bimini’s consolidated operations are both conducted at Royal Palm for tax purposes - the asset management operations conducted by Bimini Advisors, and the portfolio management of Royal Palm’s own portfolio.  The investment portfolio at Royal Palm is comprised of both RMBS assets and shares of Orchid.  Shares of Orchid, a REIT for federal income tax purposes, are good REIT assets for other REITs, and the dividends they distribute are qualifying income for REIT tax purposes as well. While Bimini is no longer a REIT for federal income tax purposes, it has been in the past and thus was able to hold shares in Orchid. Owing to the nearly identical investment portfolios and strategies, etc., Orchid provides returns comparable to the RMBS portfolio at Royal Palm.  As described in detail below, the RMBS portfolio utilizes leverage to generate returns while the Orchid shares are held in unleveraged form.

The management of the investment portfolio of Bimini/Royal Palm, as well as Orchid’s, are typical of what is commonly referred to in the industry as a “Mortgage REIT”.  A mortgage REIT owns real estate related assets, but typically in security form versus actual land, buildings, homes, etc. Returns are enhanced through the deployment of leverage.  Leverage can be obtained through preferred stock, term debt or, in the preponderance of the cases, via short term debt provided by the repurchase agreement (or “repo”) funding market. In 2005, in conjunction with the purchase of Opteum, Bimini issued $50 million of trust preferred debt that matures in 2035.  In 2009 Bimini tendered for $24 million of this debt, and only $26 million is currently outstanding.  The debt requires quarterly interest payments tied to 3-month Libor. Bimini has not issued any other form of debt or preferred shares, and otherwise relies on repo funding to finance its RMBS portfolio.  In the case of Orchid all leverage is obtained through the repo market.
The use of leverage gives rise to the need for hedging both the company’s equity from adverse market moves as well as the company’s net interest margin from increases in its funding cost. The latter is necessary since all of the debt employed is short term in nature (or tied to a floating rate index in the case of the trust preferred debt), and such rates can and do fluctuate up and down over time.  The use of leverage via the repo market, whereby assets are pledged to repo counterparties in return for cash, with an agreement to repurchase the asset at the termination of the funding period, requires the borrower (Royal Palm) to maintain adequate collateral value posted to the counterparty.  To the extent the value of the collateral pledged rises above or below the required level, margin calls can occur between the parties.  In such instances the party being called will meet the call with cash, additional RMBS securities, US treasury securities or a combination of same.
When hedging the portfolio against adverse market moves, Royal Palm will enter into derivative instruments to economically hedge against the possibility that rising rates may adversely impact the cost of its repurchase agreement liabilities or the value of its assets.  The principal instruments that the Company has used to date are Treasury Note (“T-Note”), Fed Funds and Eurodollar futures contracts, interest rate swaps, options to enter in interest rate swaps (“interest rate swaptions”) and “to-be-announced” (“TBA”) securities transactions.
As in the case of the RMBS assets, where hedge instruments are employed, as market interest rates and asset prices fluctuate over time, margin calls occur as all parties are required to maintain adequate margin levels, whether in accordance with the Master Repurchase Agreement funding documents in the case of repo-based borrowings, or various exchange regulations or ISDA agreements in the case of hedging transactions.  Margin call activity requires that the Company maintain sufficient cash balances to meet such margin calls when and if they occur. For example, both Royal Palm and Orchid typically maintain cash balances equal to 40% to 60% of their respective equity capital. This practice is typical within the mortgage REIT industry. For this reason, while the use of leverage does typically enhance returns generated by the investment portfolio, it is not very efficient from a capital deployment perspective.
See appendix II for the balance sheet of Bimini as of September 30, 2021, December 31, 2019, and December 31, 2005.
Highlights of the respective balance sheets are as follows:
1.	As of September 30, 2021, Bimini had:
a.	total assets of approximately $125.7 million,
b.	shareholders’ equity of approximately $33.8 million,
c.	RMBS portfolio with a value of approximately $64.6 million (inclusive of $0.2 million of accrued interest).
d.	2.5 million shares of Orchid with an approximate market value of $12.7 million
e.	approximately $9.5 million of cash
f.	deferred tax asset associated with the tax losses described above was valued at $34.3 million
g.	liabilities of approximately $92.0 million comprised of –
i.	repo borrowings ($63.2 million)
ii.	trust preferred debt ($27.4 million)
iii.	accrued interest and other liabilities of $1.4 million.

2. As of December 31, 2019, prior to the onset of the COVID-19 pandemic in the US in March of 2020, Bimini had total assets and shareholders’ equity of approximately $279.5 million and $40.0 million, respectively.
3. Bimini had total assets and shareholders’ equity of approximately $4.81 billion and $252.5 million at December 31, 2005, shortly after the acquisition of the Company’s former mortgage origination company, Opteum Financial Services (currently referred to as Royal Palm), and before the onset of the financial crisis, which ultimately gave rise to the substantial tax net operating losses that are behind the Company’s current strategy.
Note as of September 30, 2021, the value of the deferred tax asset ($34.3 million) exceeded the Company’s shareholders equity of $33.8 million, meaning the Company’s tangible shareholder’s equity was slightly negative ($0.5 million).
Management tends to focus on the equity supporting the RMBS investment portfolio separately from the other assets, as these net assets may eventually be spun-off to shareholders. In doing so the market value of the Company’s shares of Orchid are considered part of the investment portfolio. As of September 30, 2021, the RMBS investment portfolio, inclusive of accrued interest receivable, Orchid shares and cash, had a combined value of $86.9 million and was funded by $63.2 of repo borrowings, inclusive of $0.1 million of accrued interest payable.  This results in net RMBS assets of approximately $23.7 million.  Note that as of September 30, 2021, the Company’s cash balance of approximately $9.5 million represents approximately 40% of the equity allocated to the RMBS strategy, as is typical of the mortgage REIT industry, although the leverage employed is far less than is typical, for the reasons stated.
3. Tax Loss Utilization Strategy
For federal income tax purposes, Bimini l and Royal Palm are separate reporting entities with their own respective tax ID numbers. Bimini Advisors, the external manager of Orchid Island, would also be a separate reporting entity.  However, when Bimini contributed its ownership interest in Bimini Advisors to Royal Palm in 2019, Bimini Advisors became a disregarded entity for federal income tax purposes since Royal Palm is the sole member of Bimini Advisors. Bimini is seeking to utilize the tax net operating losses generated in prior years, both its own tax losses and those of Royal Palm, although the losses of Bimini are of lower priority owing to their later expiration dates and considerably lower dollar amounts. While Bimini was once a REIT for federal income tax purposes, and therefore subject to annual distribution requirements, Royal Palm has never had such an obligation.  Accordingly, Bimini, as the parent of the Company, has not made any form of distribution to shareholders since 2011. Since neither entity has an obligation to make distributions to shareholders, both can retain their taxable earnings when and if they occur.  Since Bimini contributed Bimini Advisors to Royal Palm the only income-generating asset it owns are shares of Orchid.  However, Bimini, via an overhead sharing agreement, is reimbursed by Bimini Advisors for all costs incurred in connection with management of the operations of Royal Palm and Orchid.  The agreement further provides that the charge for such services will also include a mark-up to cover non-reimbursable expenses.  The payments from Bimini Advisors to Bimini typically cover all costs incurred in the operations of both.
Retained profits of Royal Palm, when they occur, are redeployed into either the Company’s RMBS portfolio or shares of Orchid.  Either alternative is clearly superior to simply distributing any earnings that occur to shareholders as doing so deprives the Applicant the use of a valuable asset in the net operating losses and precludes the Applicant from an opportunity to recapture equity that was lost when the losses were incurred. Neither Bimini nor Royal Palm have any intention in generating income by actively trading their Orchid shares or selling them.  The tax losses both entities are attempting to utilize expire twenty years after they are incurred.  In the case of Royal Palm, the Federal tax losses expire as follows:
Year	Net Operating Loss
2026	$76,039,092
2027	$121,026,661
2028	$46,585,366
2029	$4,473,207
Bimini’s Federal tax losses of $19,036,242 expire starting in 2030 through 2039. Management of Bimini may spin-off its ownership interest in Royal Palm to shareholders of Bimini once the tax losses have either been fully utilized or expire.  Just prior to doing so Royal Palm would transfer its ownership interest in Bimini Advisors back to Bimini.  Once Royal Palm was spun-off to its shareholders by Bimini, Bimini business would be exclusively an asset manager – of Orchid Island and Royal Palm.  It would also be management’s intention to have Royal Palm elect REIT status once it was spun-off.

B. Public Representations of Applicant’s Business
Applicant has consistently represented itself publicly as being primarily engaged in the business of managing an investment portfolio of Agency RMBS securities on a levered basis since its inception in 2003. Bimini consistently states in its press releases, SEC filings, and website that it is engaged in this type of business.  Bimini is also the external manager, through a wholly owned subsidiary, of Orchid Island Capital, Inc. a NYSE listed REIT.  In doing so, Bimini consistently demonstrates its sole focus as being that of an RMBS portfolio manager, and not as a manager of equity securities. Bimini has never represented itself as a manager of equity portfolios, even though it has owned shares of ORC since Orchid’s IPO in early 2013.
Management has always referenced such holdings as either the remaining balance of the shares it owned prior to Orchid’s IPO, or as an alternative use of its investment capital when returns available on shares of Orchid exceeded returns available to the levered RMBS strategy.  Bimini has never sold any of its shares of Orchid, and as a condition of the Commission granting relief, commit that it will not sell shares until it is necessary to do so in anticipation of the possible spin-off of Royal Palm.
In contrast, Applicant has never publicly held itself out, and will not publicly hold itself out, as having expertise in the active management of portfolios of equity securities. Applicant’s website, public statements, prospectus, and public reporting do not have, and will not have, any content that suggests that an investor in Applicant is investing in an actively managed portfolio of equity securities.
Applicant has attempted to communicate to investors its strategy/goal is to maximize the utilization of the tax losses, particularly those of Royal Palm, through the retention of earnings when available in an effort to organically grow the RMBS portfolio and generate as much taxable income as possible before the NOL’s expire.  This has been the case for many years and management believes investors are well aware of the strategy/goal.
C.	Alternative Sources of Regulation
Applicant’s wholly-owned subsidiary Bimini Advisors LLC is an SEC registered investment adviser and subject to extensive regulation under the Investment Advisers Act of 1940, as amended, as a result. In addition, the Applicant and its subsidiaries continue to be subject to the provisions of the Securities Act of 1933, as amended, and in particular, the anti-fraud protections provided under Section 17 thereof.
D. Conclusion
Based on the operations and economics of Applicant and its business described above, relief should be granted as the Company will not have changed its business model, will not operate like an investment company the Act was designed to regulate, and relief is only sought for a finite period of time needed to allow applicant to maximize the utilization of tax NOLs available.
Absent exemptive relief, and as described in greater detail below, the further acquisition of Orchid securities by Royal Palm may result in a scenario where Royal Palm meets the definition of an investment company under the Act. However, should relief be granted, Applicant will continue to pursue its’ stated goal of maximizing the utilization of the $248.1 million of tax NOLs of Royal Palm before they fully expire in 2029.  The transition of the portfolio from an RMBS portfolio to shares of Orchid will not change the business model the Company has employed since inception, nor how the Company is viewed by investors.
If exemptive relief is granted it will enhance the chances the Company is successful by reducing the risk the levered RMBS strategy poses to the Company given it minimal tangible equity base. Owing to the use of leverage in the RMBS model, typically four to ten times equity in the mortgage REIT industry, earnings can be quite volatile. The Applicants equity capital, specifically its tangible equity capital, is not sufficient to support such leverage.  The episode described above that occurred in March of 2020 nearly forced the Applicant to liquidate and left the Applicant with negative tangible equity.  While the Applicant has been able to restore its tangible equity somewhat, it is still negative and leaves the Applicant with no capacity to weather another such episode.  Further, the lack of tangible equity limits and/or impedes its ability to access sufficient funding or execute hedge transactions to the extent needed to grow the RMBS portfolio.  Replicating the RMBS portfolio by owning shares of Orchid, without the need for leverage, will substantially reduce the earnings volatility it can no longer tolerate and allow it to fully invest its idle cash into an income generating asset that offers more substantial returns than cash.
This is in the best interest of investors and the investing public.

III. Order Requested and Legal Analysis
A company is an “investment company” under Section 3(a)(1) and required to register with the SEC if it is an “issuer” and (i) it “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,” or (ii) “it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and it owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”
Section 3(a)(2) defines “investment securities” as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections 3(c)(1) or 3(c)(7)].”
Section 3(c)(5)(C) of the Act excepts any person from the definition of an “investment company” who is “not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in. . . purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”
In addition, the staff of the Commission has taken the position that the exclusion in Section 3(c)(5)(C) may be available to an issuer if: at least 55% of its assets consist of “mortgages and other liens on and interests in real estate” (called “qualifying interests”) and the remaining 45% of its assets consist primarily of “real estate-type interests;” at least 80% of its total assets consist of qualifying interests and real estate-type interests; and no more than 20% of its total assets consist of assets (“miscellaneous assets”) that have no relationship to real estate (these factors together, the “Asset Composition Test”).
Applicant is not engaged in the business of issuing face-amount certificates of the installment type within the meaning of section 3(a)(1)(B) of the Act. Accordingly, Section 3(a)(1)(B) of the Act does not apply.
As of December 31, 2021, based on the audited financial statements, the value, as such term is defined under the Act, of Orchid common shares held constitute 11% of the value of Applicant's assets, exclusive of government securities and cash items, on a consolidated basis. In addition, subject to the availability of exemptive relief as set forth herein, Applicant intends to liquidate its RMBS investment portfolio and instead concentrate its investment portfolio exclusively in common shares of Orchid. It is anticipated that, on a consolidated basis, the Applicant’s total assets will consist of approximately 0% qualifying interests, 39% real estate-type interests, and 61% miscellaneous assets (primarily the deferred tax asset associated with the net operating losses) , as understood pursuant to the Asset Composition Test.
It is anticipated that, if Royal Palm were to acquire Orchid common shares to the extent contemplated, Royal Palm’s holdings would constitute approximately 3% of the outstanding voting securities of Orchid. Because this does not result in a situation where Orchid would be a majority-owned subsidiary of the Applicant, those holdings of Orchid securities would constitute “investment securities” for purposes of Section 3(a)(2) of the Act. As a consequence, and absent any exemptions or exceptions, Royal Palm may, or would be, an “investment company” under Section 3(a)(1) of the Act.
Notwithstanding the application of the aforementioned criteria, Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule or regulation under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicant requests an order under Section 6(c) to permit the Applicant, directly and through its wholly-owned subsidiaries, to engage in its proposed business activities as described herein without being subject to registration under the Act. Applicant believes that the requested exemption is necessary and appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
When viewed as a totality, the Applicant is primarily engaged in the business of managing a portfolio of Agency RMBS assets on a levered basis. The structure of its business, including the prior and proposed acquisition of the investment securities Applicant holds, was not established, and is not operated, for the purpose of creating an investment company within the contemplation of the Act, and Applicant’s business activities are not of the type intended to be regulated under the Act.
Applicant believes that the requested relief is narrow and specific, and that the conduct of Applicant’s business in accordance with the requested relief would not represent a material deviation from the Act.  In particular, an investment in Orchid shares in accordance with the requested relief would represent an investment in an RMBS portfolio that has the same investment objectives, investment strategies, management team and administrative personnel as the Royal Palm portfolio, which has been owned and managed in compliance with the Act.  In effect, an investment in Orchid shares is a proxy for the Royal Palm RMBS portfolio with reduced risk to investors.  The requested relief would therefore address what would otherwise be a technical, limited deviation from the Act, and such relief can be granted without compromising in any way the protection of investors.
A. Granting an Order Pursuant to Section 6(c) Is Necessary or Appropriate in the Public Interest
Applicant believes that exempting it from regulation under the Act is necessary or appropriate in the public interest because it is clear that Applicant is not primarily engaged, nor does it intend to become primarily engaged, in the business of investing in securities other than qualifying interests and real estate-related assets. As noted above, Applicant views itself, and has consistently represented itself publicly, as being primarily engaged in the business of managing a portfolio of Agency RMBS assets on a levered basis.  Until 2015, Applicant was a REIT for federal income tax purposes and was not subject to registration as an investment company under the Act under Section 3(c)(5)(C).  While Applicant is no longer a REIT it has continued to operate as one.  Shares of other REITs are good REIT assets for the asset tests under the Code and the income they produce is qualifying income as well.  If Applicant were to dispose of its RMBS portfolio and replace it with shares of Orchid, it would be an investment company in form only, but not in substance, as it would essentially be identical to any REIT that avoids regulation under the Act.
Applicant is not and will not become the type of company that is necessary to regulate under the Act to protect the public interest.
B. Granting an Order Pursuant to Section 6(c) Is Consistent with the Protection of Investors
1. Applicant’s activities are not the type of activities the Act is designed to address
Applicant submits that granting an order pursuant to Section 6(c) is also “consistent with the protection of investors” because the activities it engages in are not the type of activities the Act is designed to address. As noted above, the Act presently provides, in Section 3(c)(5), an exception to the definition of an investment company for issuers who are in the business of acquiring certain real estate- and/or mortgage-related interests. Qualitatively, the Applicant’s business is focused on the acquisition and disposition of such interests.
Ultimately, compliance with the Act’s reporting and other requirements would not be particularly appropriate in light of Applicant’s business, and would potentially entail greater costs and harm to Applicant and its shareholders: Among other reasons, this is because the assets-based definition under Section 3(a)(1) of the Act focuses on a company’s holdings, but Applicant’s shares of Orchid are of little relevance to investors in Applicant, in that they will not directly affect any returns by investors or change the nature of the Applicants business model. In addition, substantive regulations such as the limitations on affiliate transactions in Section 17 of the Act would be unworkable for Applicant and ultimately detrimental to shareholders, in light of the fact that Applicant has material management responsibilities to an affiliate, Orchid. The information and disclosure requirements of Form N-1A, if imposed on the Applicant, would provide little to no additional information regarding the Applicant’s activities and of its holdings, relative to information that is already presently available to investors. If Applicant were subject to these provisions, Applicant would need to halt these business activities or obtain significant additional exemptive relief.
If Applicant were forced to terminate its relationship with Orchid, it would materially reduce its revenues and make utilization of its NOL’s strategy likely impossible.  Over the first nine months of 2021, Applicant received $6.8 million of advisory service revenues from Orchid and an additional $1.5 million of dividends from its Orchid shares.  Total revenues from all sources for the period were $10.0 million.  Similarly, Applicant could not comply with the Act’s leverage limitations if it became necessary to re-establish its levered RMBS portfolio in anticipation of the potential spin-off of Royal Palm to shareholders.  Applicant currently, and mortgage REITs generally (in Applicant’s view), operate with leverage well in excess of 150% of their net assets.

2. The requested exemptive relief is in the best interests of the Applicant’s current investors
The use of leverage and hedging an RMBS portfolio can, in extreme cases, threaten the viability of the company, as was the case in March of 2020 when the COVID-19 pandemic first emerged in the United States.  During the first quarter of 2020 Bimini incurred a loss of $22.3 million that resulted in a reduction of its shareholders equity from $40.0 million to $17.7 million. More importantly, Bimini tangible shareholders equity (excluding the deferred tax asset) was reduced from $6.7 million at December 31, 2019, to ($8.2) million at March 31, 2020, and has recovered since to only ($0.5) million as of September 30, 2021.  The extreme margin calls caused by the severe market disruption, form both lenders as RMBS assets declined in value, as well as counterparties on the Company’s hedge transactions, as interest rates also declined, forced the Company to sell assets at substantial losses, unwind hedges and deplete its cash balances.  The Company recorded $5.8 million of realized losses and was forced to shrink its RMBS investment portfolio from $217.8 million at December 31, 2019, to $54.4 million at March 30, 2020, a 75% reduction.  While the Company has since been profitable and able to grow the investment portfolio slightly, the Company has been reluctant to do so, and has not replaced most of the hedge positions that were in place at the end of 2019.  The Company is not in a position to withstand additional significant losses if they were to occur, nor would it be able to secure repo borrowings necessary to the operation of the levered portfolio if its tangible equity become materially negative.  At its current level of tangible equity Royal Palm is already constrained in terms of its ability to secure access to borrowing or engage in hedge transactions. As a result, the Company had a cash balance of approximately $9.5 million as of September 30, 2021.  It is very inefficient for the Company to maintain such large cash balances given the essentially 0% returns on cash available in the market, versus returns in excess of 10% available with either a levered RMBS portfolio or shares of Orchid.  The levered RMBS portfolio strategy exposes the Company to risk it no longer has the capacity to take (i.e., absorbing losses) therefore the strategy of owning shares of Orchid is far more appropriate.
If granted exemptive relief and permitted to do so to the extent proposed by the Applicant, owning shares of Orchid has material advantages over the levered RMBS portfolio. Orchid owns an RMBS portfolio very similar to the RMBS portfolio historically owned by Royal Palm, featuring the same investment objectives and strategies; same management personnel; same trading and management resources.  Therefore, investing in Orchid shares replicates the Bimini business model/RMBS portfolio that shareholders invested in.  It helps to preserve, rather than change, the nature of Bimini’s business model.
In addition, the Company would not apply leverage to the shares. The lack of leverage means the Company would not be exposed to margin calls should the value of the Orchid shares decline. The lack of leverage also eliminates the need to hedge the value of the shares. Applying leverage to the Orchid shares would in effect increase the leverage applied to the RMBS portfolio of Orchid and expose the Company to even greater risk than its own RMBS portfolio represents. Owning shares without the need for leverage eliminates the need to hedge the Company’s funding costs and net interest margin – other than for the $26 million of trust preferred debt. The lack of leverage means the Company can deploy essentially all of its cash balances into income generating assets.
Declines in the value of the shares of Orchid, should they occur, have no bearing on the Company’s taxable income tabulations as they would be unrealized until the Company prepared to spin-off Royal Palm, if it chose to do so. The Company does not intend to actively trade its shares of Orchid.

There is the potential, should the Company be able to acquire newly issues shares directly form Orchid, to enhance its return on the shares as each additional share issued would increase the equity base upon which the management fee is calculated, therefore increasing management fee revenue to Bimini Advisors. Note such share acquisitions directly from the Orchid, where they to occur, would be fully arms-length transactions in that the shares would be acquired in connection with an offering in the open market. This would not be possible with the shares of any other REIT, or any entity. As a condition of the Commission granting the requested exemptive relief, the Company would commit to limiting its equity holding to shares of Orchid. As an aside, the purchase of such shares would not lead to redundant fees being paid by shareholders of either Orchid or the Applicant.

In light of the foregoing, compliance by the Applicant with the Act’s registration and other requirements would advance no clear public purpose.

V. Conditions to Relief
Applicant agrees that any order granting the requested relief will be subject to the following conditions:
1. Applicant will not hold itself out as being engaged in investing, reinvesting or trading in equity securities
2. Applicant will limit is equity share holdings to shares of Orchid Island Capital as described in the Application.
3. Applicant will hold its shares of Orchid Island through the end of the Utilization Period and not seek to generate returns by actively trading them.

VI. Procedural Matters
Pursuant to Rule 0-2(f) under the Act, each Applicant states that its address is as indicated on the first page of this Application. Each Applicant further states that all written or oral communications concerning this Application should be directed to:
Robert E. Cauley
Bimini Capital Management, Inc
3305 Flamingo Drive
Vero Beach, Florida 32963
(772) 231-1400
And
Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202

All requirements for the execution and filing of this Application by Applicants have been complied with in accordance with each Applicant’s respective Certificate of Incorporation and By-Laws (or equivalent organizational documents), and the undersigned officer of each Applicant is fully authorized to execute this Application.

VII. Request for Order of Exemption
For the foregoing reasons, Applicant requests an order under Section 6(c) of the Act to permit it to, directly and/or indirectly, hold “investment securities”, as such term is defined in the Act, in excess of forty percent (40%) of the particular issuer’s total assets on the terms and conditions as set forth herein, without being subject to the provisions of the Act. Applicant submits that the exemption is necessary and appropriate in the public interest, consistent with the protection of investors and with the purposes fairly intended by the policy and provisions of the Act.

Pursuant to Rule 0-2(c)(1) and 0-2(c)(2) under the Investment Company Act of 1940, the Applicant hereby states that the officer signing and filing with Application on behalf of the Applicant is fully authorized to do so. Under the provisions of the Applicant’s certificate of incorporation, responsibility for the oversight of the affairs and business of Applicant is vested in its board of directors. Resolutions duly adopted by the Applicant’s board of directors authorizing the preparation and filing of this Application are attached to this Application as Exhibit A. The Verification required by Rule 0-2(d) under the Investment Company Act of 1940 is attached hereto as Exhibit B.

BIMINI CAPITAL MANAGEMENT, INC.
By: /s/ Robert E. Cauley
Name: Robert E. Cauley
Title: CEO, Bimini Capital Management, Inc.

EXHIBIT A
CERTIFICATION
I, Robert E. Cauley, CEO of Bimini Capital Management, Inc., a Maryland corporation (the “Company”), do hereby certify that the following resolutions were duly adopted at a meeting of the Board of Directors of the Company on January 12, 2022. I further certify that said resolutions are still in full force and effect and have not been amended or repealed.
WHEREAS, Bimini Capital Management, Inc. (the “Company”) does not intend to conduct its business in a manner that would cause it to become an “investment company” within the meaning of the Investment Company Act of 1940 (the “1940 Act”);
WHEREAS, based on the language of Section 2(a)(36) and Section 3(a)(2) of the 1940 Act, the conduct of the Company’s business could cause it to meet the definition of an investment company under the 1940 Act; and
WHEREAS, the Company therefore intends to submit an application to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the 1940 Act (the “Application”), in order to conduct its business without being regulated under the 1940 Act as an investment company.
NOW, THEREFORE, BE IT
 RESOLVED: that the officers of the Company, or any of them, be, and they hereby are, authorized and directed in the name and on behalf of the Company to submit, as the Application, an application in substantially the form attached to this document as Exhibit A to the Commission for an order of exemption pursuant to Section 6(c) of the 1940 Act in order to dispel any ambiguity as to its status under the 1940 Act, provided that the officers of the Company may approve reasonable changes to the Application as requested by the Commission and its staff; and
RESOLVED FURTHER: that the officers of the Company, or any of them, be, and they hereby are, authorized and directed, in the name and on behalf of the Company, to take any additional action or actions any such officer deems necessary or advisable, in such officer’s discretion, to ensure that the Company shall not be deemed an investment company under the 1940 Act.

[Signature Page Follows]

IN WITNESS WHEREOF, I have set my name this 28th day of January, 2022.

/s/ Robert E. Cauley
Name: Robert E. Cauley
Title: CEO, Bimini Capital Management, Inc.

EXHIBIT B
VERIFICATION
BIMINI CAPITAL MANAGEMENT, INC.
The undersigned states that he has duly executed the attached Application dated January 28th, 2022 for an on behalf of Bimini Capital Management, Inc.; that he is the CEO of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert E. Cauley
Name: Robert E. Cauley
Title: CEO, Bimini Capital Management, Inc.

Appendix I

Appendix II
Applicant Balance Sheets

BIMINI CAPITAL MANAGEMENT, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	(Unaudited)
	September 30, 2021	December 31, 2020
ASSETS:
Mortgage-backed securities, at fair value
Pledged to counterparties	$64,371,408	$65,153,274
Unpledged	18,869	24,957
Total mortgage-backed securities	64,390,277	65,178,231
Cash and cash equivalents	7,854,843	7,558,342
Restricted cash	1,690,160	3,353,015
Orchid Island Capital, Inc. common stock, at fair value	12,691,296	13,547,764
Accrued interest receivable	247,716	202,192
Property and equipment, net	2,041,503	2,093,440
Deferred tax assets	34,332,078	34,668,467
Due from affiliates	934,797	632,471
Other assets	1,551,073	1,466,647
Total Assets	$125,733,743	$128,700,569

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Repurchase agreements	$63,159,999	$65,071,113
Long-term debt	27,444,508	27,612,781
Accrued interest payable	53,868	107,417
Other liabilities	1,322,784	1,421,409
Total Liabilities	91,981,159	94,212,720

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.001 par value; 10,000,000 shares authorized; 100,000 shares designated Series A Junior Preferred Stock, 9,900,000 shares undesignated;
no shares issued and outstanding as of September 30, 2021 and December 31, 2020	-	-
Class A Common stock, $0.001 par value; 98,000,000 shares designated: 10,794,481 and 11,608,555 shares issued and outstanding as of September 30, 2021
and December 31, 2020, respectively.	10,794	11,609
Class B Common stock, $0.001 par value; 1,000,000 shares designated, 31,938 shares
issued and outstanding as of September 30, 2021 and December 31, 2020	32	32
Class C Common stock, $0.001 par value; 1,000,000 shares designated, 31,938 shares
issued and outstanding as of September 30, 2021 and December 31, 2020	32	32
Additional paid-in capital	331,073,064	332,642,758
Accumulated deficit	(297,331,338)	(298,166,582)
Stockholders’ Equity	33,752,584	34,487,849
Total Liabilities and Stockholders’ Equity	$125,733,743	$128,700,569
See Notes to Condensed Consolidated Financial Statements

BIMINI CAPITAL MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2019 and 2018

	2019	2018
ASSETS:
Mortgage-backed securities, at fair value
Pledged to counterparties	$217,793,209	$212,349,874
Unpledged	47,744	74,318
Total mortgage-backed securities	217,840,953	212,424,192
Cash and cash equivalents	8,070,067	4,947,801
Restricted cash	4,315,050	1,292,687
Investment in Orchid Island Capital, Inc. common stock, at fair value	8,892,211	9,713,030
Accrued interest receivable	750,875	780,535
Property and equipment, net	2,162,975	3,298,067
Real property held for sale	450,000	-
Deferred tax assets	33,288,536	23,202,821
Other assets	3,718,281	3,740,543
Total Assets	$279,488,948	$259,399,676

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Repurchase agreements	$209,954,000	$200,396,000
Long-term debt	27,481,121	26,804,440
Accrued interest payable	645,302	678,262
Other liabilities	1,431,534	2,566,353
Total Liabilities	239,511,957	230,445,055

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.001 par value; 10,000,000 shares authorized; 100,000 shares designated Series A Junior Preferred Stock, 9,900,000 shares undesignated;
no shares issued and outstanding as of December 31, 2019 and 2018	-	-
Class A Common stock, $0.001 par value; 98,000,000 shares designated: 11,608,555 shares issued and outstanding as of December 31, 2019 and 12,709,269 shares
issued and outstanding as of December 31, 2018	11,609	12,709
Class B Common stock, $0.001 par value; 1,000,000 shares designated, 31,938 shares
issued and outstanding as of December 31, 2019 and 2018	32	32
Class C Common stock, $0.001 par value; 1,000,000 shares designated, 31,938 shares
issued and outstanding as of December 31, 2019 and 2018	32	32
Additional paid-in capital	332,642,758	334,919,265
Accumulated deficit	(292,677,440)	(305,977,417)
Stockholders’ Equity	39,976,991	28,954,621
Total Liabilities and Equity	$279,488,948	$259,399,676

BIMINI CAPITAL MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEETS
	December 31,
	2005	2004
ASSETS

MORTGAGE-BACKED SECURITIES:
Pledged to counterparties, at fair value	$3,493,490,046	$2,901,158,559
Unpledged, at fair value	539,313	72,074,338

TOTAL MORTGAGE-BACKED SECURITIES	3,494,029,359	2,973,232,897

CASH AND CASH EQUIVALENTS	130,510,948	128,942,436
RESTRICTED CASH	2,310,000	8,662,000
MORTGAGE LOANS HELD FOR SALE, NET	894,237,630	-
RETAINED INTERESTS, TRADING	98,010,592	-
SECURITIES HELD FOR SALE	2,782,548	-
MORTGAGE SERVICING RIGHTS, NET	86,081,594	-
RECEIVABLES, NET	24,512,118	-
PRINCIPAL PAYMENTS RECEIVABLE	21,497,365	3,419,199
ACCRUED INTEREST RECEIVABLE	15,740,475	11,377,807
PROPERTY AND EQUIPMENT, NET	16,067,170	2,050,923
PREPAIDS AND OTHER ASSETS	19,321,766	732,469

	$4,805,101,565	$3,128,417,731

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Repurchase agreements	$3,337,598,362	$2,771,162,957
Warehouse lines of credit and drafts payable	873,741,429	-
Other secured borrowings	104,886,339	-
Junior subordinated notes due to Bimini Capital Trust I & II	103,097,000	-
Accrued interest payable	30,232,719	7,980,829
Unsettled security purchases	58,278,701	65,765,630
Deferred tax liability	18,360,679	-
Accounts payable, accrued expenses and other	26,417,996	545,988
TOTAL LIABILITIES	4,552,613,225	2,845,455,404

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.001 par value; 10,000,000 shares authorized; designated, 1,800,000 shares as Class A Redeemable and 2,000,000 shares as Class B Redeemable; shares issued and outstanding at December 31, 2005, 1,223,208 Class A Redeemable and no Class B Redeemable; no shares issued and outstanding at December 31, 2004	1,223	-
Class A common stock, $0.001 par value; 98,000,000 shares designated; 24,129,042 shares issued and 23,567,242 shares outstanding at December 31, 2005, 20,368,915 shares issued and outstanding at December 31, 2004	24,129	20,369
Class B common stock, $0.001 par value; 1,000,000 shares designated, 319,388 shares issued and outstanding at December 31, 2005 and 2004	319	319
Class C common stock, $0.001 par value; 1,000,000 shares designated, 319,388 shares issued and outstanding at December 31, 2005 and 2004	319	319
Additional paid-in capital	342,230,342	285,174,651
Accumulated other comprehensive loss	(76,494,378)	(1,155,771)
Accumulated deficit	(8,037,260)	(1,077,560)
Treasury Stock; 561,800 shares of Class A common stock, at cost	(5,236,354)	-

STOCKHOLDERS’ EQUITY	252,488,340	282,962,327

	$4,805,101,565	$3,128,417,731

Appendix III
Personnel Biographies
Robert E. Cauley, Chairman and Chief Executive Officer
Mr. Cauley has been Chairman and Chief Executive Officer (“CEO”) since April 2008. He served as Vice-Chairman, Chief Financial Officer and Chief Investment Officer prior to April 2008. Prior to co-founding Bimini in 2003, Mr. Cauley was a vice-president and portfolio manager at Federated Investors in Pittsburgh from 1996 to 2003. Prior to 1996, Mr. Cauley was a member of the ABS/MBS structuring desk at Lehman Brothers from 1994 to 1996 and a credit analyst at Barclays Bank, PLC from 1992 to 1994. Mr. Cauley is a CPA (inactive status) and served in the United States Marine Corps for four years.

G. Hunter Haas, IV Chief Financial Officer and Chief Investment Officer

Mr. Haas has been the Applicants President, Chief Investment Officer and Chief Financial Officer of Applicant since April 2008. Prior to assuming those roles with Applicant, he was Applicant’s Senior Vice President and Head of Research and Trading. Mr. Haas joined Applicant in May 2004 as Vice President and Head of Mortgage Research. He has over 15 years of experience in this industry and has managed trading operations for the portfolio since his arrival in May 2004. Mr. Haas has approximately twelve years of experience as a member of senior management of a publicly-traded REIT. He has also been a member of the Board of Managers of Royal Palm Capital, LLC since 2007. Prior to joining Applicant, Mr. Haas worked in the mortgage industry as a member of a team responsible for hedging a servicing portfolio at both National City Mortgage and Homeside Lending, Inc.

Patrick Doyle, Vice President – Head of Funding, Clearing and Settlements
Patrick Doyle is Head of Funding, Clearing and settlements. He joined the firm in December of 2021. Prior to joining Applicant’s management team, Mr. Doyle served as Head of Liquidity and Financing for AVM, L.P. and the III Capital Management funds for 24 years.  Mr. Doyle previously held the position of Vice President at Sumitomo Bank Securities Inc., where he managed international repo and financing for Sumitomo's New York office. From 1990 to 1996, he worked for Morgan Guaranty Trust and JP Morgan as a trader assistant on the swap derivatives desk, and as a trader on the mortgage-backed securities desk. He earned a BA cum laude in economics from CW Post L.I.U.